

Mail Stop 4720

September 20, 2016

Via E-mail
Brad S. Elliott
Chairman and Chief Executive Officer
Equity Bancshares, Inc.
7701 East Kellogg Drive, Suite 200
Wichita, KS 67207

> **Re: Equity Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 24, 2016**
> **File No. 333-213283**

Dear Mr. Elliott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose the total merger consideration as of the date that the merger was announced, as well as for a recent date. Please make corresponding changes throughout your prospectus.

2.   We note your disclosure that the cash component of the merger consideration may be reduced. Please disclose "Community stockholders' equity" (the "Adjusted Equity" in the merger agreement) as of a recent date, the calculation date, the threshold below which the merger consideration, and the expected impact of merger related transactions. To the extent that the current equity value minus expected expenses would result in a reduction in the per share cash consideration, revise the cover page to make this clear.

Questions and Answers about the Merger

What will Community stockholders be entitle to receive in the merger?, page 2

3.   Revise this section to disclose Community's equity as of June 30, 2016 and to clarify the impact of the itemized merger costs on the equity value. Since it appears that the currently expected merger costs will reduce Community's equity value below the $44.8 million limit, please provide investors with tabular presentation of the impact of currently expected merger costs on the per-share cash merger consideration. The tabular presentation should also provide investors with an idea as to the impact of further merger related costs, for instance by presenting the impact of up to $2 million in additional costs at $500 thousand intervals upon the per share cash merger consideration.

Summary

Interests of Community's Directors and Executive Officers in the Merger, page 15

4.   Please disclose the salaries for Ms. Main and Mr. Criner and attach their employment agreements pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Please also revise to quantify the aggregate severance payments that Community's Executive Officers will be entitled to receive. Please make conforming revisions on page 279.

The Merger

Opinion of Community's Financial Advisor, page 258

5.   We note that Community's management provided Stephens with financial projections for the years between 2017 and 2021. To the extent that these projections materially impacted Stephen's discounted cash flow projections, as disclosed on page 263, please revise the S-4 to include those projections so that investors are able to evaluate the analysis conducted by the financial advisor.

Opinion of Equity's Financial Advisor

Discounted Cash Flow Analysis—Community, page 276

6.   Please disclose the projections for Community's assets that KBW used in its discounted cash flow analysis, as well as any projections for Community's net income not already disclosed on page 279.

Representations and Warranties, page 288

7.   We note your statements that shareholders "should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of

facts or condition of Equity, Community or any of their respective subsidiaries or affiliates" and that these representations and warranties "are solely for the benefit of Equity and Community." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. We further note your disclosure that this information "may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Equity or Community." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your joint proxy statement/prospectus not misleading.

Exhibit Index

8.   We note Exhibits 8.1 and 8.2. If the tax consequences of the transaction are material, then Item 601(b)(8) requires an opinion regarding the tax consequences. Exhibit 8.1 and 8.2 do not opine as to the tax consequences, but instead opine only as to the accuracy of the disclosure. Revise the tax opinions so that they opine as to the material tax consequences of the transaction, including the tax consequences to the shareholders of Community. Please refer to Sections III.B and III.C of Staff Legal Bulletin No. 19 for further guidance.

9.   Please attach the consents of Messrs. Maland and Bowers as required by Securities Act Rule 438.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Michael G. Keeley, Esq.